Kai Haakon E. Liekefett     kliekefett@velaw.com

Tel 713.758.3839               Fax 713.615.5678

Via EDGAR and Federal Express

April 30, 2013

David L. Orlic

Special Counsel, Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Clearwire Corporation
Revised Preliminary Proxy Statement filed by Crest Financial Limited and Crest
Investment Company
Filed April 24, 2013

Additional Definitive Materials on Schedule 14A
Filed April 23, 2013
File No. 001-34196

Ladies and Gentlemen:

On behalf of our clients, Crest Financial Limited and Crest Investment Company (collectively, the “Participants”), please find responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 29, 2013, with respect to the Participants’ Revised Preliminary Proxy Statement, File No. 001-34196, filed with the Commission on April 24, 2013 (the “Preliminary Proxy Statement”) and the Participants’ Additional Definitive Materials on Schedule 14A, File No. 001-34196, filed with the Commission on April 23, 2013 (the “Additional Definitive Materials”).

The Participants are filing concurrently with this letter an amendment to the Preliminary Proxy Statement (“Amendment No. 2”), which includes revisions to the Preliminary Proxy Statement in response to the Staff’s comments. Enclosed with this letter is a copy of Amendment No. 2 marked to show changes from the Preliminary Proxy Statement as originally filed.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Preliminary Proxy Statement unless otherwise specified.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

April 30, 2013 Page 2

Additional Definitive Materials filed on April 23, 2013

1.	Please be advised that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement, or provided to the staff on a supplemental basis. We note the following statements; in the future, please clearly characterize similar disclosure as beliefs or opinions and, as necessary, disclose the bases for your opinions and beliefs:

•	The disclosure on page 1 that SoftBank’s “interest in Clearwire was steered into a proposal for SoftBank to acquire control of Sprint.”

•	The disclosure on page 2 that “only after months of frustration with the Board has DISH now resorted to pursuing control of Clearwire by making a premium offer for Sprint.”

RESPONSE:

We note the Staff’s comment that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. In the future, we will clearly characterize similar disclosure as beliefs or opinions and, as necessary, disclose the bases for our opinions and beliefs.

2.	We note your disclosure at the top of page 2 regarding a potential offer of $13.70 for Clearwire by SoftBank. However, given that SoftBank never directly made an offer for Clearwire, in future filings please focus your discussion on the instant transactions, or provide clear disclosure that SoftBank apparently never made an offer to buy Clearwire on a standalone basis and may in fact never have had any interest in doing so.

RESPONSE:

We note the Staff’s comment regarding our disclosure regarding a potential offer of $13.70 for Clearwire by Softbank. In future filings, we will focus our discussion on the instant transactions, or we will provide clear disclosure that Softbank apparently never made an offer to buy Clearwire on a standalone basis and may in fact never have had any interest in doing so.

April 30, 2013 Page 3

3.	Also on page 2 you discuss the advantage of SoftBank acquiring Sprint with Clearwire spectrum to show the value of a combined Sprint-Clearwire to SoftBank versus a standalone Sprint. Please advise us supplementally whether the term “standalone Sprint” means you took into account that SoftBank would indirectly own about 50.4% of Clearwire through New Sprint and indirectly assume the build-out and MVNO agreements between Sprint and Clearwire. Please also advise whether $13.70 stands for at most the amount SoftBank would pay for the remaining interests in Clearwire it does not own after acquiring Sprint.

RESPONSE:

We note the Staff’s comment and provide the following supplemental information.

With respect to the term “standalone Sprint,” we relied on Starburst II, Inc.’s Amendment No. 4 to its Registration Statement on Form S-4, File No. 333-186448, filed with the Commission on April 25, 2013 (the “Softbank-Sprint Registration Statement”). “Standalone Sprint” refers to Sprint as described in the section of the Softbank-Sprint Registration Statement entitled “Revised Baseline Model with Additional Network Build.” According to the Softbank-Sprint Registration Statement, this model, among other things, “did not take into account the proposed Clearwire Acquisition or any other business combination between Sprint and Clearwire” and “is an illustrative scenario reflecting funding of a build-out of additional spectrum to provide enhanced high speed data capacity.”

With respect to Crest’s reference to “$13.70 per Clearwire share,” this amount is based on the assumptions stated in the Additional Definitive Materials and a comparison of the net present value of Clearwire to SoftBank under the “Revised Baseline Model with Additional Network Build” and the “Clearwire Acquisition Model,” which appear in the Softbank-Sprint Registration Statement. Assuming that the net present value of Sprint, determined using the cash flows in the Softbank-Sprint Registration Statement with the assumptions set forth in the Additional Definitive Materials regarding growth rate, discount rate, and the $2.97 per share that Sprint offered for Clearwire shares, is equal in each scenario, SoftBank should be indifferent to either (a) acquiring Sprint without acquiring the remainder of Clearwire and building its own network or (b) acquiring Sprint and paying $13.70 per share for the remainder of the Clearwire shares that Sprint does not currently own.

April 30, 2013 Page 4

4.	We note the following disclosure on page 5 regarding certain actions ascribed to the Clearwire board:

•

“Instead of engaging in a similar process to maximize the value of Clearwire and to explore mechanisms to remain independent, you have acted at all times to deliver all the value of Clearwire not to its stockholders but to Sprint alone.”

•

“Instead of exercising your contractual right to protect Clearwire stockholders, you acquiesced in this first and critical step in Sprint’s march toward total domination of and value extraction from Clearwire.”

You must avoid statements that directly or indirectly impugn character, integrity, or personal reputation or that make charges of illegal, improper, or immoral conduct without factual foundation. Please confirm you will avoid such statements or advise us of the factual foundation for these statements, which imply that the Clearwire board is not acting consistent with its fiduciary duties.

RESPONSE:

We note the Staff’s comment that we must avoid statements that directly or indirectly impugn character, integrity, or personal reputation or that make charges of illegal, improper, or immoral conduct without factual foundation. In the future, we will avoid such statements or advise the Staff of the factual foundation for these statements.

Revised Preliminary Proxy Statement filed on April 24, 2013

5.	We note your disclosure on page 4 regarding impaired and unimpaired spectrum. Please further explain these terms and the importance of unimpaired spectrum versus impaired spectrum. Also explain whether Clearwire’s holdings of impaired and unimpaired spectrum, if applicable, informed your belief that Sprint’s offer represents a spectrum price of only $0.11 per MHz-POP and your belief that, under the MCC scenarios, Clearwire is valued at $0.31 and $0.50 per MHz-POP.

RESPONSE:

In response to the Staff’s comment, the disclosure in the Preliminary Proxy Statement on page 4 of Amendment No. 2 has been revised.

April 30, 2013 Page 5

6.	We note your disclosure on page 5 regarding the IAE Report. Please identify the precedent spectrum transactions which were the subject of this report and describe how IAE analyzed these transactions to arrive at conclusions that differed from those of Evercore and Centerview.

RESPONSE:

In response to the Staff’s comment, the disclosure in the Preliminary Proxy Statement on page 5 of Amendment No. 2 has been revised.

*        *        *         *        *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Kai Haakon E. Liekefett of Vinson & Elkins L.L.P. at (713) 758-3839.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett

Enclosures

cc:	David K. Schumacher, Esq. (Crest Financial Limited)